EXHIBIT 99.05

Chunghwa Telecom to hold conference call for the fourth quarter 2016 results

Date of events: 2016/12/27

Contents:

1.Date of the investor conference:2017/01/25

2.Time of the investor conference:15:00

3.Location of the investor conference: Teleconference

4.Brief information disclosed in the investor conference:Please refer to http://www.cht.com.tw/chtir at 14:30 on January 25, 2017 Taipei time

5.The presentation of the investor conference release: Please refer to http://mops.twse.com.tw/

6.Will the presentation be released in the Company’s website:Presentation will be released on http://www.cht.com.tw/chtir

7.Any other matters that need to be specified:The teleconference will be held during 15:00-16:00 Taipei time